EXHIBIT 99-b


                     OPERATING EARNINGS OF THE COMPANY'S ELECTRONICS BUSINESSES




The company has expanded disclosure of its Electronics businesses to disclose separately operating earnings of its Avionics, Semiconductor Systems and Defense Electronics businesses. The following sets forth an expanded presentation of operating earnings of the company's Electronics businesses (in millions):


                                         YEAR ENDED SEPTEMBER 30
                               1995      1994      1993      1992     1991

OPERATING EARNINGS

  Electronics:

    Automation                $ 481     $ 265     $ 193     $ 102     $  96

    Avionics                    167       162       199       197       261

    Semiconductor Systems       115       101        58        40        40

    Defense Electronics         158       169       152       150       156

      Total Electronics       $ 921     $ 697     $ 602     $ 489     $ 553